UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*


                             THE GRAND UNION COMPANY
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    386532402
                                 (CUSIP Number)




                                FEBRUARY 9, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 386532402                             13G          PAGE 2 OF  4 PAGES
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      CHILTON INVESTMENT COMPANY, INC.
      13-3667517
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
      Instructions)(a) [ ]  (b) [ ]
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3     SEC USE ONLY
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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      STATE OF DELAWARE
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              5      SOLE VOTING POWER

  NUMBER OF          0
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  6      SHARED VOTING POWER
  OWNED BY
    EACH             0
  REPORTING   ------------------------------------------------------------------
   PERSON     7      SOLE DISPOSITIVE POWER
    WITH
                     0
              ------------------------------------------------------------------
              8      SHARED DISPOSITIVE POWER

                     0
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
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10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0 %
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12    TYPE OF REPORTING PERSON (See Instructions)

      CO
--------------------------------------------------------------------------------

                                                               PAGE 3 OF 4 PAGES



Pursuant to Rule 13d-2(b) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, the Schedule 13G initially filed on September 29, 1998 by Richard L. Chilton, Jr. with respect to the common stock (the "Common Stock"), par value $0.01 per share, of The Grand Union Company, a Delaware corporation, as amended by Amendment No. 1 to the Schedule 13G filed on February 16, 1999, and as amended by Amendment No. 2 to the Schedule 13G filed on February 15, 2000 (as amended, the "Schedule 13G"), is hereby amended further by this Amendment No. 3 to the Schedule 13G to report a change in the information reported in the previous filing on Schedule 13G. Since the person filing no longer beneficially owns any shares of the Common Stock, this filing constitutes the filing person's final statement on Schedule 13G with respect to the Common Stock. The Schedule 13G is hereby amended as follows:

Item 4 is hereby amended and restated in its entirety to read:


ITEM 4.   OWNERSHIP.

          (a)  Amount beneficially owned: 0 shares of Common Stock

          (b)  Percent of class: 0%

          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote: 0
               (ii)  Shared power to vote or to direct the vote: 0
               (iii) Sole power to dispose or to direct the disposition of: 0
               (iv)  Shared power to dispose or to direct the disposition of: 0


Item 5 is hereby amended and restated in its entirety to read:


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                                                               PAGE 4 OF 4 PAGES



                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 9, 2001


                                       CHILTON INVESTMENT COMPANY, INC.



                                       By: /s/ Norman B. Champ III
                                           -----------------------------------
                                           Name:  Norman B. Champ III
                                           Title: Managing Director